                                                                      Exhibit 11


                            BANKAMERICA CORPORATION
                   Computation of Earnings Per Common Share


                                                      Year Ended December 31
                                             ----------------------------------------
(Dollar amounts in millions, except              1995          1994          1993
per share data)                              ------------  ------------  ------------

Net income                                         $2,664        $2,176        $1,954
Less:  Preferred stock dividends                      227           248           241
                                                   ------        ------        ------

    NET INCOME APPLICABLE TO COMMON STOCK          $2,437        $1,928        $1,713
                                                   ======        ======        ======

Average number of common shares
  outstanding                                 370,981,593   357,312,433   355,106,722

Average number of common and common
  equivalent shares outstanding               375,555,919   359,793,169   357,679,670

Average number of common shares
  outstanding assuming full dilution          378,103,241   365,273,824   363,243,993

Earnings per common and common
  equivalent share                                 $ 6.49        $ 5.36        $ 4.79

Earnings per common share-
  assuming full dilution                           $ 6.45        $ 5.33        $ 4.76


Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding and the additional dilutive effect of stock options and warrants outstanding during the respective period. The dilutive effect of stock options and warrants is computed using the average market price of BankAmerica Corporation's common stock for the period.

Earnings per common share, assuming full dilution, are computed based on the average number of common shares outstanding during the period, and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing market price or the average market price of BankAmerica Corporation's common stock for the period. Earnings per common share, assuming full dilution, also includes the dilution which would result if BankAmerica Corporation's outstanding 6 1/2% Cumulative Convertible Preferred Stock, Series G (Convertible Preferred Stock) had been redeemed or converted during the period. Net income applicable to common stock was adjusted for dividends declared on the Convertible Preferred Stock of $3 million, $16 million, and $16 million during the years ended December 31, 1995, 1994 and 1993, respectively. The outstanding shares of the Convertible Preferred Stock were redeemed or converted during May 1995.